Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 7 DATED OCTOBER 2, 2013

TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2013, Supplement No. 4, dated July 23, 2013, Supplement No. 5, dated August 16, 2013 and Supplement No. 6, dated September 4, 2013. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	the completion of our acquisition of the Post Acute/Warm Springs Rehab Hospital of Westover Hills; and

(3)	the completion of our acquisition of the AT&T Wisconsin Data Center.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of October 1, 2013, we had accepted investors’ subscriptions for and issued 54,538,633 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $541,934,013. As of October 1, 2013, we had 120,461,367 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2013, unless all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2013, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to the DRIP until we have sold all shares allocated to the DRIP through the reinvestment of distributions, in which case participants in the DRIP will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Acquisition of Post Acute/Warm Springs Rehab Hospital of Westover Hills and AT&T Wisconsin Data Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments—Wholly-owned properties” section beginning on page 114 of the prospectus.

On September 6, 2013, a wholly-owned subsidiary of Carter/Validus Operating Partnership, LP (“CVOP”), our operating partnership, acquired 100% of the fee simple interest in a 50,000 rentable square foot medical facility (the “Post Acute/Warm Springs Rehab Hospital of Westover Hills”), located in San Antonio, Texas, for a purchase price of $22,038,000, plus closing costs. The seller of the Post Acute/Warm Springs Rehab Hospital of Westover Hills, PAMW, LP, a Texas limited partnership, is not affiliated with us, our advisor, Carter/Validus Advisors, LLC, or our respective affiliates. We financed the purchase of the Post Acute/Warm Springs Rehab Hospital of Westover Hills using net proceeds from the Offering.

On September 26, 2013, a wholly-owned subsidiary of CVOP, acquired 100% of the fee simple interest in a 142,952 rentable square foot data center (the “AT&T Wisconsin Data Center”), located in Waukesha, Wisconsin, for a purchase price of $51,870,000, plus closing costs. The seller of the AT&T Wisconsin Data Center, Wisconsin Bell, Inc., a Delaware corporation, is not affiliated with us, our advisor, Carter/Validus Advisors, LLC, or our respective affiliates. We financed the purchase of the AT&T Wisconsin Data Center using net proceeds from our initial public offering.

Description of the Properties

The Post Acute/Warm Springs Rehab Hospital of Westover Hills was constructed in 2012. The property is located on approximately 2.44 acres in San Antonio, Texas. As of September 6, 2013, the Post Acute/Warm Springs Rehab Hospital of Westover Hills was 100% leased to Post Acute Medical at San Antonio, LLC (“Post Acute Medical”). In connection with the acquisition, we paid an acquisition fee of approximately $440,760, or 2% of the purchase price, to our advisor.

The AT&T Wisconsin Data Center was constructed in 1989. The property is located on approximately 13.75 acres in Waukesha, Wisconsin. On September 26, 2013, the AT&T Wisconsin Data Center was 100% leased to AT&T Services, Inc. (the “AT&T Services”). In connection with the acquisition, we paid an acquisition fee of approximately $1,037,400, or 2% of the purchase price, to our advisor.

In evaluating the Post Acute/Warm Springs Rehab Hospital of Westover Hills and the AT&T Wisconsin Data Center as potential acquisitions and determining the appropriate amount of consideration to be paid for such acquisitions, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisitions of the Post Acute/Warm Springs Rehab Hospital of Westover Hills and the AT&T Wisconsin Data Center:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor(1)	Initial Yield(2)	Average Yield(3)	Physical Occupancy	Location
Post Acute/Warm Springs Rehab Hospital of Westover Hills	09/06/2013	2012	$22,038,000	$440,760	7.48%	8.69%	100.00%	San Antonio, TX

AT&T Wisconsin Data Center	09/26/2013	1989	$51,870,000	$1,037,400	6.55%	7.17%	100.00%	Waukesha, WI

(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term net leases. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)

Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

The properties are subject to long-term net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Post Acute/Warm Springs Rehab Hospital of Westover Hills and the AT&T Wisconsin Data Center are suitable for their present and intended purpose as a medical facility and a data center, respectively, and adequately covered by insurance.

The Post Acute/Warm Springs Rehab Hospital of Westover Hills is located in the San Antonio-New Braunfels, Texas metropolitan statistical area, and as such may compete with other medical facilities for tenants if the current tenant lease is not renewed.

The AT&T Wisconsin Data Center is located in the Milwaukee-Waukesha-West Allis, Wisconsin metropolitan statistical area, and as such may compete with other data centers for tenants if the current tenant lease is not renewed.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Post Acute/Warm Springs Rehab Hospital of Westover Hills and the AT&T Wisconsin Data Center. Among other things, the property manager has the authority to negotiate and enter into leases for the Post Acute/Warm Springs Rehab Hospital of Westover Hills and the AT&T Wisconsin Data Center on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisition of the Post Acute/Warm Springs Rehab Hospital of Westover Hills and the AT&T Wisconsin Data Center in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments—Tenant Lease Expirations—Wholly-owned properties” section on page 117 of the prospectus.

Wholly-owned properties

The following table shows, as of each property’s respective acquisition date, the principal provisions of the lease terms for the sole tenants of the Post Acute/Warm Springs Rehab Hospital of Westover Hills and the AT&T Wisconsin Data Center:

Tenant	Renewal Options(1)	Current Annual Base Rent		Base Rent Per Square Foot	Lease Expiration
Post Acute Medical(2)	2/5 yr	$1,638,175	(4)	$32.76	07/31/2029
AT&T Services(3)	4/5 yr	$3,395,110	(4)	$23.75	09/30/2023

(1)	Represents option renewal period/term of each option.
(2)	All of the operations and the principal nature of business of the tenant are healthcare related.
(3)	All of the operations and the principal nature of business of the tenant are data center related.
(4)	The annual base rent under the lease increases every year by 2.00% of the then-current base rent.

Depreciable Tax Basis

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Depreciable Tax Basis—Wholly-owned and joint venture properties” section appearing on page 122 of the prospectus.

Wholly-owned and joint venture properties

For 2012, the real estate taxes on the Post Acute/Warm Springs Rehab Hospital of Westover Hills were approximately $135,761. For federal income tax purposes, we estimate that the depreciable basis in the Post Acute/Warm Springs Rehab Hospital of Westover Hills will be approximately $19,834,200.

For 2012, the real estate taxes on the AT&T Wisconsin Data Center were approximately $109,870. For federal income tax purposes, we estimate that the depreciable tax basis in the AT&T Wisconsin Data Center will be approximately $46,683,000.

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

Line of Credit Facility

The following information supplements and should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Entry into a Line of Credit Facility” section beginning on page 120 of the prospectus.

Each subsidiary of CVOP in the collateral pool is a party to and guarantor of the KeyBank Loan Agreement and has secured the KeyBank Credit Facility by executing a Mortgage or Deed of Trust and an Assignment of Leases and Rents for the benefit of the lender. The following table presents information on the property in which CVOP has pledged a security interest that serves as collateral for the KeyBank Credit Facility since September 4, 2013:

Entity(1)	Property(2)	Date Added	Borrowing Base Availability(3)
HC-5330 N. Loop 1604 West, LLC	Victory Medical Center Landmark	09/19/2013	$18,268,000

HC-10323 State Highway 151, LLC	Post Acute/Warm Springs Rehab Hospital of Westover Hills	09/19/2013	$11,429,000

DC-N15W24250 Riverwood Drive, LLC	AT&T Wisconsin Data Center	09/26/2013	$23,268,000

(1)	The Operating Partnership has assigned its rights under a property management agreement of the entity as additional collateral to secure the KeyBank Credit Facility.
(2)	The Operating Partnership has pledged a security interest in the property that serves as collateral for the KeyBank Credit Facility pursuant to the terms of the KeyBank Loan Agreement.
(3)	The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement.

As of the date of this prospectus supplement, the total borrowing base availability was $167,718,000, we had drawn down $55,000,000 under the KeyBank Credit Facility and we had approximately $112,718,000 remaining available thereunder.

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